SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the date of February 13, 2003


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)


          QUEENS WALK, OXFORD ROAD, READING, BERKSHIRE RG1 7PT, ENGLAND
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X]     Form 40-F [ ]


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -________.



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                                EXPLANATORY NOTE


On February 13, 2003, Yell Finance B.V. issued a press release announcing its financial results for the nine months ended December 31, 2002. A copy of the press release, the Operating and Financial Review and Prospects at and for the three and nine months ended 31 December 2002 and the Financial Statements for Yell Finance B.V. and Yell Group plc for the three and nine months ended 31 December 2002, respectively, are attached to this report.

                                  EXHIBIT INDEX

Exhibit no.       Description
-----------       -----------

99.1 Press release dated 13 February 2003, regarding Yell financial results for the nine months ended December 31, 2002

99.2 Operating and Financial Review and Prospects at and for the three and nine months ended 31 December 2002

99.3 Financial Statements for Yell Finance B.V. for the three and nine months ended 31 December 2002

99.4 Financial Statements for Yell Group plc. for the three and nine months ended 31 December 2002

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 13, 2003


                                  YELL FINANCE B.V.
                                  (Registrant)

                                  By: /s/ John Davis
                                      ------------------------------------
                                      Name: John Davis
                                      Title: Chief Financial Officer